                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*

                                   AXCESS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   054546 10 6
                         -------------------------------
                                (CUSIP NUMBER)

                              Richard C. E. Morgan
                        Amphion Capital Management L.L.C.
                               590 Madison Avenue
                               New York, NY 10022
                                 (212) 849-8120
                         -------------------------------
              (Name, Address and Telephone of Person Authorized to
                      Receive Notices and Communications)

                                December 31, 1999
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
Cusip No.  054546 10 6                                       Page 2 of 14 Pages
--------------------------------------------------------------------------------
1.   Name of Reporting Person
     SS or I.R.S. Identification No. of Above Person:

     Amphion Ventures L.P.
     13-3962697
--------------------------------------------------------------------------------
2.   Check the appropriate box if a member of a group                    (a)[ ]
                                                                         (b)[ ]
--------------------------------------------------------------------------------
3.   SEC Use Only.

--------------------------------------------------------------------------------
4.   Source of Funds                                              BK, AF, OO


--------------------------------------------------------------------------------
5. Check box if disclosure of legal proceedings is required pursuant to     [ ]
   Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization                             Delaware

--------------------------------------------------------------------------------
Number of         7.   Sole Voting Power                             N/A
Shares            ------------------------------------------------------------
Beneficially      8.   Shared Voting Power               2,446,486(See Item 5)
Owned by          ------------------------------------------------------------
Each              9.   Sole Dispositive Power                        N/A
Reporting         -------------------------------------------------------------
Person            10.  Shared Dispositive Power          2,446,486(See Item 5)
With
--------------------------------------------------------------------------------
11.  Aggregate amount beneficially owned by
     each reporting person                               2,446,486(See Item 5)
--------------------------------------------------------------------------------
12.  Check box if the aggregate amount in row (11) excludes                 [ ]
     certain shares
--------------------------------------------------------------------------------
13.  Percent of class represented by amount in row (11)     45.4% (See Item 5)
--------------------------------------------------------------------------------
14.  Type of Reporting Person                                       PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
Cusip No.  054546 10 6                                       Page 3 of 14 Pages
--------------------------------------------------------------------------------
1.   Name of Reporting Person
     SS or I.R.S. Identification No. of Above Person:

     Amphion Partners L.L.C.
     13-3962696
--------------------------------------------------------------------------------
2.   Check the appropriate box if a member of a group                  (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only.

--------------------------------------------------------------------------------
4.   Source of Funds                                                   AF

-------------------------------------------------------------------------------
5.   Check box if disclosure of legal proceedings
     is required pursuant to Items 2(d) or 2(e)                             [ ]
-------------------------------------------------------------------------------
6.   Citizenship or Place of Organization                           Delaware

-------------------------------------------------------------------------------
Number of         7.   Sole Voting Power                    28,125(See Item 5)
Shares              -----------------------------------------------------------
Beneficially      8.   Shared Voting Power               2,446,486(See Item 5)
Owned by          -------------------------------------------------------------
Each              9.   Sole Dispositive Power               28,125(See Item 5)
Reporting         -------------------------------------------------------------
Person            10.  Shared Dispositive Power          2,446,486(See Item 5)
With
-------------------------------------------------------------------------------
11.  Aggregate amount beneficially owned                 2,474,611(See Item 5)
     by each reporting person
-------------------------------------------------------------------------------
12.  Check box if the aggregate amount in row
     (11) excludes certain shares                                           [ ]
-------------------------------------------------------------------------------
13.  Percent of class represented by amount in row (11)     46.0% (See Item 5)
-------------------------------------------------------------------------------
14.  Type of Reporting Person                                            OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
Cusip No.  054546 10 6                                      Page 4 of 14 Pages
-------------------------------------------------------------------------------
1.   Name of Reporting Person
     SS or I.R.S. Identification No. of Above Person:

     Antiope Partners L.L.C.
     13-3260056
-------------------------------------------------------------------------------
2.   Check the appropriate box if a member of a group                 (a) [ ]
                                                                      (b) [ ]
-------------------------------------------------------------------------------
3.   SEC Use Only.

-------------------------------------------------------------------------------
4.   Source of Funds                                                    OO

-------------------------------------------------------------------------------
5.   Check box if disclosure of legal proceedings                         [ ]
     is required pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6.   Citizenship or Place of Organization                          Delaware

-------------------------------------------------------------------------------
Number of         7.   Sole Voting Power                  318,034 (See Item 5)
Shares            -------------------------------------------------------------
Beneficially      8.   Shared Voting Power                       N/A
Owned by          -------------------------------------------------------------
Each              9.   Sole Dispositive Power             318,034 (See Item 5)
Reporting         -------------------------------------------------------------
Person            10.  Shared Dispositive Power                  N/A
With
-------------------------------------------------------------------------------
11.  Aggregate amount beneficially owned                   318,034(See Item 5)
     by each reporting person
-------------------------------------------------------------------------------
12.  Check box if the aggregate amount in row (11)                         [ ]
     excludes certain shares
-------------------------------------------------------------------------------
13.  Percent of class represented                            9.0% (See Item 5)
     by amount in row (11)
-------------------------------------------------------------------------------
14.  Type of Reporting Person                                      OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
Cusip No.  054546 10 6                                       Page 5 of 14 Pages
-------------------------------------------------------------------------------
1.   Name of Reporting Person
     SS or I.R.S. Identification No. of Above Person:

     Amphion Investments L.L.C.
     13-4030159
-------------------------------------------------------------------------------
2.   Check the appropriate box if a member of a group                 (a)  [ ]
                                                                      (b)  [ ]
-------------------------------------------------------------------------------
3.   SEC Use Only.

-------------------------------------------------------------------------------
4.   Source of Funds                                                    OO

-------------------------------------------------------------------------------
5.   Check box if disclosure of legal proceedings is                   [ ]
     required pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6.   Citizenship or Place of Organization                             Delaware

-------------------------------------------------------------------------------
Number of         7.   Sole Voting Power                   28,000 (See Item 5)
Shares            -------------------------------------------------------------
Beneficially      8.   Shared Voting Power                        N/A
Owned by          -------------------------------------------------------------
Each              9.   Sole Dispositive Power              28,000 (See Item 5)
Reporting         -------------------------------------------------------------
Person            10.  Shared Dispositive Power                   N/A
With
-------------------------------------------------------------------------------
11.  Aggregate amount beneficially owned by                 28,000(See Item 5)
     each reporting person
------------------------------------------------------------------------------
12.  Check box if the aggregate amount in row                              [ ]
     (11) excludes certain shares
-------------------------------------------------------------------------------
13.  Percent of class represented by amount in row (11)      0.8% (See Item 5)

-------------------------------------------------------------------------------
14.  Type of Reporting Person                                       OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
Cusip No.  054546 10 6                                       Page 6 of 14 Pages
-------------------------------------------------------------------------------
1.   Name of Reporting Person
     SS or I.R.S. Identification No. of Above Person:

     Richard C.E. Morgan
-------------------------------------------------------------------------------
2.   Check the appropriate box if a member of a group                 (a) [ ]
                                                                      (b) [ ]
-------------------------------------------------------------------------------
3.   SEC Use Only.

-------------------------------------------------------------------------------
4.   Source of Funds                                                  PF

-------------------------------------------------------------------------------
5.   Check box if disclosure of legal proceedings                           [ ]
     is required pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6.   Citizenship or Place of Organization                     United States

-------------------------------------------------------------------------------
Number of         7.   Sole Voting Power                  182,463 (See Item 5)
Shares            -------------------------------------------------------------
Beneficially      8.   Shared Voting Power                   2,820,645
Owned by          -------------------------------------------------------------
Each              9.   Sole Dispositive Power             182,463 (See Item 5)
Reporting         -------------------------------------------------------------
Person            10.  Shared Dispositive Power              2,820,645
With
-------------------------------------------------------------------------------
11.  Aggregate amount beneficially owned                3,003,108 (See Item 5)
     by each reporting person
-------------------------------------------------------------------------------
12.  Check box if the aggregate amount in row                               [ ]
     (11) excludes certain shares
-------------------------------------------------------------------------------
13.  Percent of class represented by amount in row (11)     55.7% (See Item 5)
-------------------------------------------------------------------------------
14. Type of Reporting Person                                     IN

-------------------------------------------------------------------------------

                                                            Page 7 of 14 Pages

This Amendment No. 11 to the Statement on Schedule 13D dated October 4, 1985 (the "Schedule 13D") previously filed by Antiope Ventures L.P. f/k/a Wolfensohn Associates L.P. and Antiope Partners L.L.C. f/k/a Wolfensohn Partners L.P. ("Antiope Partners"), is filed by Richard C.E. Morgan, Antiope Partners, Amphion Ventures L.P. ("Amphion Ventures"), Amphion Partners L.L.C. ("Amphion Partners") and Amphion Investments L.L.C. ("Amphion Investments"), and concerns the common stock, $0.01 par value per share (the "Voting Common Stock"), of AXCESS Inc., a Delaware corporation, which has its principal executive offices at 3208 Commander Drive, Dallas, Texas 75006 (the "Company"). This Amendment No. 11 amends Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(c) The person filing this report is Mr. Richard C.E. Morgan. His principal occupation is a private investor. Mr. Morgan's business address is c/o Amphion Capital Management L.L.C., 590 Madison Avenue, New York, NY 10022.

(d)-(f) Mr. Morgan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, in each case during the last five years. Mr. Morgan is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

Conversion of Note Convertible Payable by Stockholder

Under the terms of a Convertible Note dated September 30, 1999 (the "Convertible Note"), the Company borrowed a total of up to $6,000,000 from Amphion Ventures. In December 1999, Amphion Ventures elected to convert $3,323,423 of the outstanding indebtedness of the Company to it under the Convertible Note into shares of Series 2000 Non-Voting Preferred Stock.

In January 2000, Amphion Ventures elected to convert an additional $150,000 of the outstanding indebtedness of the Company to it under the Convertible Note into shares of Series 2000 Non-Voting Preferred Stock.

As a result of the debt conversions described above, the Company issued 347 shares of Series 2000 Non-Voting Preferred Stock to Amphion Ventures for its partial conversion of the indebtedness described above.

Each share of Series 2000 Non-Voting Preferred Stock has a liquidation preference over all Common Stock of the Company equal to the stated value of all such shares of preferred stock outstanding at the time plus all accrued dividends. Shares of Series 2000 Non-Voting Preferred Stock are convertible, in whole or in part, at any time at the option of the holder into shares of Non-Voting Common Stock equal to the quotient of (a) the aggregate original Series 2000 Preferred Stock issue price of $10,000 per share (the "Original Series 2000

                                                            Page 8 of 14 Pages

Issue Price") divided by (b) the conversion price of $3.50 per share, which is subject to being adjusted from time to time based on the occurrence of certain events described in the Series 2000 Certificates of Designations attached to this Schedule 13D as Exhibit 99.31.

The Series 2000 Preferred Stock is subject to the optional redemption at any time by the Company, in whole or in part, at a redemption price per share equal to the Original Series 2000 Issue Price, plus any accrued, but unpaid dividends thereon. The Company's optional right of redemption is subject to each Series 2000 Preferred Stock holder's right to convert such Series 2000 Preferred Stock into Non-Voting Common Stock within ten (10) business days after the Company's notice of redemption.

The Series 2000 Preferred Stock is also subject to the mandatory conversion by the Company into shares of Non- Voting Common Stock, if the closing bid price of the Company's Voting Common Stock on the Nasdaq SmallCap market is at least $10.00 per share for a period of at least ninety (90) consecutive trading days. Although the Non-Voting Common Stock may be converted to Voting Common Stock at any time by a holder thereof, Amphion Ventures has agreed not to convert any shares of Non-Voting Common Stock to Voting Common Stock without the prior consent of the Company.

Funds used by Amphion Ventures for the transactions described herein were obtained from a bank loan and capital contributions from limited partners. Funds used by Amphion Partners for the transaction described herein were obtained from current income.

Payment of Dividends on Preferred Stock

The holders of Series A, B and C Preferred Stock are entitled to receive dividends on each such share held by a holder at the annual rate of 10% of the original issue price of each such share payable quarterly in arrears, when, and as if declared by the Company's Board of Directors, in cash or additional shares of preferred stock. On September 30, 1999, the Company issued 19 shares of its Series J Preferred Stock to Amphion Ventures as payment in full for the $190,000 of accrued, but unpaid dividends on the Series A, B and C Preferred Stock held by Amphion Ventures.

The holders of Series I and J Preferred Stock are entitled to receive dividends on each such share held by a holder at the annual rate of 8% of the original issue price of each such share payable semi-annually in arrears, when, as and if declared by the Company's Board of Directors, in cash or by the issuance of additional shares of preferred stock.

On June 30, 1999, the Company issued 8 shares of Series I Preferred Stock and 36 shares of Series J Preferred Stock to Amphion Ventures as payment in full for the $440,000 of accrued, but unpaid dividends on the Series I and J Preferred Stock.

On December 31, 1999, the Company issued 96 shares of Series J Preferred Stock to Amphion Ventures as payment in full of the $960,000 of accrued, but unpaid dividends on the Series A, B, C, I and J Preferred Stock held by Amphion Ventures as of such date. Further, the Company also issued 8 shares of Series J

                                                            Page 9 of 14 Pages

Preferred Stock to Antiope Partners as payment in full of the $80,000 of accrued, but unpaid dividends on the Series I and J Preferred Stock held by Antiope Partners.

ITEM 4. PURPOSE OF TRANSACTIONS.

The purchases made by Richard C.E. Morgan, Amphion Partners, Amphion Ventures and Amphion Investments reported in this Amendment No. 11 were all in connection with their respective general investment activities.

In addition to the acquisitions described in this Schedule 13D, Amphion Partners and Amphion Ventures each has the right to acquire additional shares of Voting Common Stock (or other capital stock of the Company), and to dispose of some or all of their respective current holdings of Voting Common Stock or other capital stock of the Company or to exercise any warrants or other rights either of them may in the future have in respect thereof, in one or more open-market or privately negotiated transactions or otherwise, on such terms and at such times as each considers desirable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of February 1, 2000, Amphion Ventures owned the following interests in the Company:



                                                              Common Stock
  Type of Security                     Number of Shares   Equivalent if Converted
  ------------------                   ----------------   -----------------------
Common Stock                                 361,409             N/A

Series A Convertible Preferred
Stock                                         57,692          57,692

Series B Convertible Preferred
Stock                                         52,816          52,816

Series C Convertible Preferred
Stock                                         25,492          25,492

Series I Convertible Preferred Stock             484       1,613,333(1)

Series J Convertible Preferred Stock           1,706       5,686,667(2)

Series 2000 Convertible Preferred
Stock                                            347         991,429(3)

10% Convertible Note due 2002             $2,526,577         721,879(3)(4)

Warrants                                     512,263         512,263(5)

Options                                        3,843           3,843

                                                            Page 10 of 14 Pages

(1) Assumes a per share price of $10,000 divided by a conversion price of $3.00, which is subject to being adjusted upon the occurrence of certain events.

(2) Assumes a per share price of $10,000 divided by a conversion price of $3.00, which is subject to being adjusted upon the occurrence of certain events. The Series J Preferred Stock is convertible into Non-Voting Common Stock at the option of the holder. Holders of Non-Voting Common Stock may convert their shares 1-for-1 to Voting Common Stock at any time. Amphion Ventures, however, has agreed with the Company not to convert its Non-Voting Common Stock to Common Stock without the Company's prior written consent.

(3) Assumes a per share price of $10,000 divided by a conversion price of $3.50, which is subject to being adjusted upon the occurrence of certain events. The Series 2000 Preferred Stock is convertible into Non-Voting Common Stock at the option of the holder. Holders of Non-Voting Common Stock may convert their shares 1-for-1 to Voting Common Stock at any time. Amphion Ventures, however, has agreed with the Company not to convert its Non-Voting Common Stock to Common Stock without the Company's prior written consent.

(4) This note is convertible into shares of the Company's Series 2000 Convertible Preferred Stock at the option of the holder.

(5) Of the 512,263 warrants, 180,362 of these warrant shares represent warrants to acquire the Company's Non-Voting Common Stock. See Note 3 above.

As of February 1, 2000, Amphion Ventures owned 361,409 shares of Voting Common Stock, which Amphion Ventures estimates is approximately 11.0% of the total issued and outstanding shares of the Voting Common Stock. Assuming the exercise by Amphion Ventures of all of its rights to convert all of the Series A, Series B, Series C and Series I Preferred Stock, as well as the warrants and the options held by it into Voting Common Stock, Amphion Ventures would be deemed the beneficial holder of 2,446,486 shares of Voting Common Stock, which Amphion Ventures estimates would constitute approximately 45.4% of the issued and outstanding Voting Common Stock (assuming all outstanding options and warrants held by it had been exercised, except for warrants exercisable for Non-Voting Common Stock, and all outstanding convertible securities held by it had been converted into Common Stock, except for the Series J Preferred Stock and the Series 2000 Preferred Stock, both of which are convertible into Non-Voting Common Stock) as of February 1, 2000.

As of February 1, 2000, Amphion Partners owned 28,125 shares of Voting Common Stock, which Amphion Partners estimates is approximately 0.9% of the total issued and outstanding shares of the Voting Common Stock. Amphion Partners is the general partner of Amphion Ventures and holds 0.2% of the total partnership interests. See the holdings of Amphion Ventures above.

As of February 1, 2000, Antiope Partners owned the following interests in the
Company:

                                                                           Common Stock
      Type of Security                       Number of Shares         Equivalent if Converted
      ----------------                       ----------------         ----------------------

Common Stock                                      97,534                        N/A
Series I Convertible Preferred Stock                  54                    180,000(1)
Series J Convertible Preferred Stock                 134                    446,667(2)
Warrants                                          40,500                     40,500

                                                                 11 of 14 Pages

(1) Assumes a per share price of $10,000 divided by a conversion price of $3.00 per share which is subject to being adjusted, upon the occurrence of certain events.

(2) Assumes a per share price of $10,000 divided by a conversion price of $3.00, which is subject to being adjusted upon the occurrence of certain events. The Series J Preferred Stock is convertible into the Company's Non-Voting Common Stock at the option of the holder. Holders of Non-Voting Common Stock may convert their shares 1-for-1 to Voting Common Stock at any time.

As of February 1, 2000, Antiope Partners owned 97,534 shares of Voting Common Stock, which Antiope Partners estimates is approximately 3.0% of the total issued and outstanding shares of Voting Common Stock of the Company.

Assuming the exercise by Antiope Partners of all of its rights to convert all of the Series I Preferred Stock and the warrants held by it into Voting Common Stock, Antiope Partners would be deemed the beneficial holder of 318,034 shares of Common Stock, which Antiope Partners estimates would constitute approximately 9.0% of the issued and outstanding Voting Common Stock (assuming all outstanding warrants held by it had been exercised, and all outstanding convertible securities held by it had been converted into Voting Common Stock) as of February 1, 2000.

As of February 1, 2000, Amphion Investments owned 28,000 shares of Voting Common Stock, which represents less than one percent of the issued and outstanding shares of Voting Common Stock.

Items 7-11 and 13 of the cover page of this Schedule which relate to the beneficial ownership of shares of Common Stock by Richard C.E. Morgan are incorporated by reference in response to this item.

As of December 31, 1999, Mr. Morgan may be deemed to beneficially own, within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, 3,003,108 shares of Voting Common Stock of the Company, representing 55.7% of the Company's Voting Common Stock. Such percentage was determined based upon the number of shares of Voting Common Stock outstanding as reported on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999.

Mr. Morgan has sole power to vote 179,463 shares of Voting Common Stock and options to purchase 3,000 additional shares, all of which are currently vested. Mr. Morgan has acquired the Voting Common Stock for investment purposes. Subject to availability at prices deemed favorable, Mr. Morgan, for investment purposes, may purchase additional shares of Voting Common Stock from time to time in the open market, in privately negotiated transactions or otherwise. Mr. Morgan may dispose of the shares of Voting Common Stock held by him, directly or indirectly, in the open market, in privately negotiated transactions or otherwise.

Mr. Morgan has shared power to vote (or to direct the vote of) and to dispose of (or direct the disposition of) an aggregate of 2,820,645 shares of Voting Common Stock, all of which are owned by various entities through which Mr. Morgan indirectly possesses the power to vote or dispose of such shares of Common Stock. In accordance with Rule 13d-3, Mr. Morgan may be deemed to be the beneficial owner of the 2,820,645 shares of Voting Common Stock owned by such entities. Pursuant to Rule 13d-4, Mr. Morgan expressly disclaims that he is the beneficial owner of certain of such shares.

                                                            Page 12 of 14 Pages

          (b) Reference is made to Rows (7) through (11) and (13) of each Reporting person's cover page.

          (c) This amendment and filing reports the following events:

Except as reported herein, neither Amphion Ventures, Amphion Partners, Antiope Partners, Amphion Investments nor, to the best knowledge of each of these or any of the managing members of Antiope Partners, Amphion Partners or Amphion Investments or any of their controlling persons has effected any transactions in the Common Stock (or securities convertible into Common Stock) during the last sixty days.

The following sets forth certain information concerning transactions in the Voting Common Stock by Mr. Morgan during the sixty (60) days prior to the date of this statement. Each transaction is a purchase in the open market:

                Date
                 of                              No. of                        Price Per
             Transaction                         Shares                          Share
             -----------                         ------                        ---------
              11/01/99                            7,000                          $4.24
              11/09/99                           10,000                           4.39
              11/18/99                           10,000                           5.30
              12/09/99                            5,000                           5.00
              12/10/99                            8,000                           5.26
              12/13/99                            5,000                           5.53
              12/15/99                            5,000                           5.79
              12/17/99                            5,000                           5.93
              12/30/99                           10,000                           5.05
              12/31/99                            7,000                           5.62

          (d) No amendment.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

In connection with the Company's acquisition of substantially all of the assets of Prism Video, Inc. ("Prism") in July 1999, the Company, as partial consideration for the acquisition, issued shares of its Series 1999 Convertible Preferred Stock and a warrant to acquire shares of the Company's Common Stock to Prism. Amphion Ventures agreed to vote its shares of Common Stock in favor of a proposal to be submitted to the Company's stockholders at its 2000 annual meeting which would permit the Company to issue shares of its Common Stock to Prism upon either the conversion of Prism's Series 1999 Preferred Stock or the exercise of Prism's Warrant.

                                                            Page 13 of 14 Pages

Except as reported herein and in previous reports, none of Amphion Ventures, Antiope Partners, Amphion Partners or Amphion Investments or, to the best knowledge of each of them or any of the managing members of Antiope Partners, Amphion Partners or Amphion Investments or any of their controlling persons has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, which are in effect as of the date of this Amendment No. 11.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     The following Exhibits are filed herewith as exhibits to this Schedule 13D:

     99.30     Joint Filing Agreement.

     99.31 Certificate of Designation of Series 2000 Non-Voting Convertible Preferred Stock.

     99.32     Convertible Note.

     The following are incorporated herein by reference to other filings:

     The Series A, B and C Designations of Preferred Stock which are attached to Amendment No. 7 as Exhibits 17, 18 and 19, respectively, and the Series I and J Designations of Preferred Stock which are attached to Amendment No. 10 as Exhibits 99.31 and 99.32, respectively.

                                                            Page 14 of 14 Pages
                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2000

                                    AMPHION VENTURES L.P.

                                    By: Amphion Partners L.L.C., General Partner


                                    By:/s/ Richard C.E. Morgan
                                       -----------------------
                                       Richard C.E. Morgan, a Managing Member


                                    AMPHION PARTNERS L.L.C.



                                    By:/s/ Richard C.E. Morgan
                                       -----------------------
                                       Richard C.E. Morgan, a Managing Member


                                    ANTIOPE PARTNERS L.L.C.



                                    By:/s/ Richard C.E. Morgan
                                       -----------------------
                                       Richard C.E. Morgan, a Managing Member


                                    AMPHION INVESTMENTS L.L.C.



                                    By:/s/ Richard C.E. Morgan
                                       -----------------------
                                       Richard C.E. Morgan, a Managing Member


                                       /s/ Richard C.E. Morgan
                                       -----------------------
                                       Richard C.E. Morgan

                                  EXHIBIT INDEX

Exhibit No.          Description
-----------          -----------

   99.30          Joint Filing Agreement.

   99.31          Certificate of Designation of Series 2000 Non-Voting Convertible
                  Preferred Stock.

   99.32          Convertible Note.